NEWELL BRANDS INC.

6655 Peachtree Dunwoody Road

Atlanta, Georgia 30328

May 29, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Attn: Juan Grana

Re:	Newell Brands Inc. Registration Statement No. 333-279561

Ladies and Gentlemen:

On behalf of Newell Brands Inc. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, that the effective time of the Registration Statement on Form S-3 (File No. 333-279561) filed by the Company on May 20, 2024 (the “Registration Statement”) be accelerated to 4:15 p.m., New York City time, on Friday, May 31, 2024, or as soon as practicable thereafter. The Company respectfully requests that you notify Joel T. May of such effectiveness by a telephone call to (404) 581-8967.

Should you have any questions regarding the Registration Statement, please contact Joel T. May at (404) 581-8967.

Thank you for your attention to this matter.

Sincerely,

NEWELL BRANDS INC.

By:	/s/ Bradford R. Turner
Name:	Bradford R. Turner
Title:	Chief Legal & Administrative Officer and Corporate Secretary

cc:	Joel T. May

Jones Day